BARNETT & LINN
ATTORNEYS AT LAW
60 Kavenish Drive • Rancho Mirage, CA 92270
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 442-274-7571
Attorney/Principal		wbarnett@wbarnettlaw.com

January 27, 2025

Division of Corporation Finance

Office of Real Estate and Construction

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Catherine De Lorenzo, Staff Attorney

David Link, Staff Attorney

Re:	Relativity Acquisition Corp (the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed January 17, 2025

File No. 001-41283

Dear Catherine De Lorenzo:

The Company hereby files its Amendment No. 1 to Preliminary Proxy on Schedule 14A (“Pre 14A/A”). The Pre 14A/A has been revised in accordance with the Commission’s comment letter dated January 14, 2025 (“Comment Letter”).

To assist the staff in its review of the Company’s responses, we have provided a copy of Pre 14A/A “marked to show changes,” and our responses below correspond to each comment number in the Comment Letter.

Preliminary Proxy Statement on Schedule 14A

Risk Factor, Page 12

1.	In accordance with your comment, we have added a Risk Factor regarding (i)the citizenship of the Company’s CEO and sponsor members and (ii) the absence of control by non-U.S. persons to page 17.

Proposal One - Third Extension Amendment Proposal, page 20

2.	In accordance with your comment, we have added substantial disclosure to Risk Factors on page 15 regarding NASDAQ Rules and their impact on the Company.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn
William B. Barnett

WBB: lg
cc/ Mr. Tabsh, CEO